Exhibit 99.3

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş.

(D-MARKET ELECTRONIC SERVICES AND TRADING)

EXPLANATORY NOTES ON THE AGENDA AND

INFORMATION ABOUT THE ANNUAL GENERAL

ASSEMBLY OF THE SHAREHOLDERS OF D-MARKET

TO BE HELD ON AUGUST 25, 2023

Shareholders in D-Market Elektronik Hizmetler ve Ticaret A.Ş. (the “Company”) (“D-Market Shareholders”) are invited to attend the Annual General Assembly Meeting of Shareholders (the “General Assembly”) for the year 2022 to be held on August 25, 2023, at 11.00 (local time) at Kuştepe Mahallesi Mecidiyeköy Yolu Caddesi No:12 Trump Towers Kule:2 Kat:2 Şişli/İstanbul.

Agenda of the General Assembly and Other Information

1.	Opening of the meeting and election of the General Assembly Meeting Chairmanship

In accordance with the “Turkish Commercial Code” no. 6102 (“TCC”), the “Regulation on the Principles and Procedures for General Assembly Meetings of Joint Stock Companies and the Representatives of the Ministry Attending Such Meetings” (“Regulation”), D-Market’s Articles of Association and the “Internal Directive on the Working Principles of the General Assembly”, the Chairmanship of the General Assembly shall be elected by the D-Market Shareholders.

2.	Authorization of the General Assembly Meeting Chairmanship to sign the minutes of the meeting

In accordance with the TCC and the Regulation, the D-Market Shareholders attending the General Assembly shall vote to authorize the Chairmanship to keep minutes of the General Assembly and sign them.

3.	Reading and discussion of the Board of Director’s annual report for 2022 and reading of the independent auditor’s report, as stipulated in the Regulation on Principles and Procedures for General Assembly Meetings of Joint Stock Companies and Ministry Representatives to be Present at These Meetings (the “Regulation”)

In accordance with the provisions of the TCC, D-Market Shareholders may obtain the Company’s Annual Report (D-Market Elektronik Hizmetler ve Ticaret A.Ş. 2022 Annual Report) prepared by the Board of Directors from the Company’s headquarters free of charge or download from https://investors.hepsiburada.com/ at least 15 days before the General Assembly Meeting. Additionally, D-Market Shareholders may obtain the independent auditors’ report prepared by Güney Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. (Ernst and Young) from the Company headquarters free of charge or from https://investors.hepsiburada.com/ at least 15 days before the General Assembly Meeting. There are no issues to be voted on.

4.	Reading, discussion, and ratification of the financial statements for the 2022 accounting period, as specified in the Regulation

According to Article 28 of D-Market’s Articles of Association, D-Market’s accounting period starts on the first day of January and ends on the last day of December. Within this framework, the financial statements of the Company for the period between January 1, 2022 and December 31, 2022 shall be read and submitted for the approval of the D-Market Shareholders attending the General Assembly. D-Market Shareholders may obtain these documents from the Company’s headquarters or from https://investors.hepsiburada.com/ website at least 15 days before the General Assembly Meeting.

5.	Release of the members of the Board of Directors for all their respective business, transactions and activities for the 2022 accounting period, as specified in the Regulation

As per the provisions of the TCC, release of the members of the Board of Directors from liability for their business, transactions and activities in connection with their service on the Board of Directors for the 2022 financial year shall be submitted for the approval of the D-Market Shareholders attending the General Assembly.

6.	Decision on the Company’s profit for the 2022 accounting period, the use of the profit, the proportions of the profit and earnings shares to be distributed, as specified in the Regulation

In view of there not having been any profit for the fiscal year ended December 31, 2022, according to the statement of comprehensive loss of the Company for that period, the Board of Directors proposes to the D-Market Shareholders attending the General Assembly to approve its determination not to distribute any dividend.

7.	Decision on the salary, honorarium, bonus, and premium to be paid to the members of the Board of Directors in their capacity as such and, as applicable, in their capacity as members of committees for the year 2023 under Article 394 of the TCC and the Regulation

The Board of Directors proposes that the D-Market Shareholders attending the General Assembly approve the following salary, honorarium, bonus, and premium to be paid to the members of the Board of Directors due to their independent membership of the Board of Directors and committees:

•	100,000 USD annual gross payment to independent board members

•	20,000 USD annual gross payment to chairpersons of the committees

•	10,000 USD annual gross payment to the other independent members of the committees

Remuneration for the Chairperson and board members due to their membership of the Board of Directors and Committees* will be decided in line with Article 394 of the TCC and Article 15 of D-Market’s Articles of Association.

8.	Approval of the appointment of Mr. Stefan Gross-Selbeck, who was appointed by the Board of Directors pursuant to Article 363 of the TCC as an independent member of the Board of Directors to fill a seat vacated due to the resignation of Mr. Cemal Ahmet Bozer, as specified in the TCC and the Regulation

* Committee: Audit Committee, Corporate Governance Committee and Risk Committee.

The resume of Mr. Stefan Gross-Selbeck is as below:

Dr. Stefan Gross-Selbeck joined our Board of Directors in January 2023 as an independent board member. Dr. Gross-Selbeck has over twenty years of experience in senior leadership roles including as a CEO and held a number of board memberships. Dr. Gross-Selbeck is a Senior Partner and Managing Director of the Boston Consulting Group and has since January 2023 been serving as Global Topic Leader Climate Technologies. Dr. Gross-Selbeck previously served as the Global Managing Partner of BCG Digital Ventures, the corporate venture arm of Boston Consulting Group and as Managing Partner for their European operations. Prior to joining BCG Digital Ventures in 2014, Dr. Gross-Selbeck served as CEO of New Work SE (formerly known as XING AG), a leading social network for professionals in Europe, between 2009 and 2013. He also had different management roles at eBay, ProSiebenSat1 and Boston Consulting Group GmbH. Dr. Gross-Selbeck is a member of the advisory boards of the German Startup Association and several ventures built by BCG Digital Ventures.

9.	Appointment of the members of the Board of Directors and determination of their terms of office

The D-Market Shareholders attending the General Assembly shall vote on the appointment of the current members of the Board of Directors and determination of their terms of office.

10.	Appointment of the independent auditor for the 2023 accounting period, as specified in the Regulation

The D-Market Shareholders attending the General Assembly shall vote on the appointment of PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. (PwC) as auditor of the fiscal year 2023 accounts, as per the proposal of the Board of Directors and the Audit Committee.

11.	Consent of members of the Board of Directors for the commercial activities and transactions referred to in Article 395 and Article 396 of the TCC

Article 395 of the Turkish Commercial Code titled “Prohibition of Carrying Out Transactions with the Company, Borrowing Money to the Company” provides that members of the board of directors may not carry out any transactions with the company on their own behalf or on behalf of others without obtaining authorization from the general assembly. It further stipulates that members of the board of directors who are not shareholders of the company and relatives of the members of the board of directors who are not shareholders of the company as listed in Article 393 may not borrow cash from the company and that the company cannot provide sureties, guarantees and collaterals for these persons, cannot assume responsibility, and cannot take over their debts.

In accordance with Article 396 of the Turkish Commercial Code entitled “Prohibition on Competing”, which states empowerment of members of the board of directors, in connection with carrying out an activity which is a commercial transaction falling under the scope of the company’s business either on their own or on a third party’s account as well as becoming a partner with unlimited liability at a company that is engaged in the same type of commercial transactions is required and, board members may engage in transactions described in Article 396 only with the approval of the majority of the shareholders attending the general assembly.

In line with these provisions, such authorizations for the members of the Board of Directors for 2023 shall be submitted to the consent of the D-Market Shareholders attending the General Assembly.

12.	Approval of the renewal of the directors’ and officers’ insurance policy

Further details regarding the directors’ and officers’ liability insurance policy can be found on page 141 of the Company’s annual report on Form 20-F, accessible via the below link.

https://hepsiburada.gcs-web.com/static-files/8ca14b71-e8c7-4131-bf2c-d8d8a6b30c94?auth_token=df23ffe8-8292-49b7-99e5-21225fac63b4

13.	Determination of the upper limit for the aid and donations to be made until the next Ordinary General Assembly meeting of the Company as 2 per thousands of the total net assets of the Company and approval of the authorization of the Board of Directors within this context

The upper limit of 0.2 per cent of the total net assets of the Company for the aid and donations to be made until the next ordinary (i.e. annual) General Assembly meeting of shareholders as approved by the Board of Directors shall be submitted to the approval of the shareholders attending the General Assembly.

14.	Approval of the granting of Company’s Class B shares that can be represented by ADSs (American Depositary Shares) within the scope of the Incentive Plan (HAPP), the main framework and conditions of which were established under the decision of the Company’s Board of Directors dated 24 March 2021 and numbered 2021/13, to senior executives, key employees, consultants, managers and members of the Board of Directors, as determined by the resolution of the Board of Directors dated 27 February 2023 and numbered 2023/03

Further details regarding the Incentive Plan (HAPP) can be found on pages 129 and 130 of the Company’s annual report on Form 20-F, accessible via the below link.

https://hepsiburada.gcs-web.com/static-files/8ca14b71-e8c7-4131-bf2c-d8d8a6b30c94?auth_token=df23ffe8-8292-49b7-99e5-21225fac63b4

15.	Approval of the Revised Incentive Plan under which shares may be granted to senior executives, key employees, consultants, managers and members of the Board of Directors as set forth in the resolution of the Board of Directors dated 24 April 2023 and numbered 2023/10

Further details regarding the Revised Incentive Plan (HAPP) can be found on pages 129 et seq. of, and Exhibit 4.4. to, the Company’s annual report on Form 20-F, accessible via the below link.

https://hepsiburada.gcs-web.com/static-files/8ca14b71-e8c7-4131-bf2c-d8d8a6b30c94?auth_token=df23ffe8-8292-49b7-99e5-21225fac63b4

16.	Determining the procedures and principles of the authorization to the Board of Directors to repurchase a portion of the Company’s ADSs traded on Nasdaq, pursuant to the applicable laws of the United States by complying with the requirements and limitations in applicable law, for the purpose of granting shares of the Company that can be represented by ADS to those senior executives, key employees, consultants, managers and members of the Board of Directors, within the scope of the Revised Incentive Plan approved with the decision of the Board of Directors dated 24 April 2023 and numbered 2023/10

The D-Market Shareholders attending the General Assembly shall vote on the determination on the procedures and principles of the authorization to the Board of Directors to repurchase a portion of the Company’s ADSs traded on Nasdaq. The purpose of the repurchase is to grant shares of the Company that can be represented by ADS to those senior executives, key employees, consultants, managers and members of the Board of Directors, within the scope of the Revised Incentive Plan.

17.	Determination of the procedures and principles of the authorization to be given to the members of the Board of Directors for the repurchase of ADSs representing Class B shares of the Company from the publicly traded portion, as specified in Article 16 of the Agenda above, in accordance with the provisions of Article 379 et seq. of the TCC

Pursuant the Article 379 of the Turkish Commercial Code, the Company may acquire its own shares in an amount not exceeding one tenth of its registered or issued capital. To repurchase its shares, the Company should comply with the following conditions:

(i)	the board of directors of the Company should adopt a resolution with respect to the share repurchase and request the authorization of the general assembly,

(ii)	the general assembly should adopt a resolution authorizing the board of directors to repurchase the Company’s shares and the authorization should be valid for a maximum period of 5 years and specify the nominal value of shares, the total nominal value of shares and the lower and upper limits of the price that may be paid,

(iii)	after deducting the value of shares to be repurchased, the remaining net assets of the Company should be at least the sum of the registered or issued capital and the reserves that are not allowed to be distributed in accordance with the Turkish Commercial Code and the Company’s articles of association,

(iv)	the committed capital for the shares to be repurchased must be paid, and

(v)	the share repurchase must comply with all relevant provisions of the Turkish Commercial Code.

In this context, the determination of the procedures and principles of the authorization to be given to the members of the Board of Directors for the repurchase of ADSs representing Class B shares of the Company from the publicly traded portion by the Company shall be submitted to the approval of the D-Market Shareholders attending the General Assembly.

The D-Market Shareholders attending the General Assembly shall vote on authorizing the Board of Directors for the repurchase of the Company’s ADSs representing Class B shares of the Company from the publicly traded portion in accordance with the provisions of the Turkish Commercial Code Article 379 et seq. in one or more transactions. The following procedures and principles for the authorization of the Board of Directors in relation to the transactions concerning the repurchase of ADSs representing Class B shares of the Company shall be submitted to the approval of the D-Market Shareholders attending the General Assembly:

(i)	the amount of capital represented by the ADSs representing Class B shares of the Company to be repurchased shall not exceed 10% of the issued capital of the Company,

(ii)	the transactions shall not exceed the upper limit of 6,500,000 ADSs representing Class B shares (with a total nominal value of TRY 1,300,000 and a nominal value of TRY 0.20 for each share) of the Company,

(iii)	the authorisation period shall be 2 years, and

(iv)	the lower and upper limit that can be paid for the repurchase of ADSs representing Class B shares of the Company shall be determined.

18.	Approval of the Remuneration Policy for the members of the Board of Directors and managers of the Company

The Remuneration Policy for the members of the Board of Directors and managers of the Company, as amended, shall be submitted to the approval of the D-Market Shareholders attending the General Assembly. The revised version of the policy will be published on the Company’s investor relations website, which can be accessed via the following link: https://investors.hepsiburada.com/en/governance/governance-documents

19.	Closing

There are no issues to be voted on under Item 19 of the Agenda.